Exhibit 99.1

Wheaton Precious Metals to Release 2025 Second Quarter Results on August 7, 2025

VANCOUVER, BC, July 8, 2025 /CNW/ - Wheaton Precious Metals™ Corp. will release its 2025 second quarter results on Thursday, August 7, 2025, after market close.

A conference call will be held on Friday, August 8, 2025, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

RapidConnect URL:	Click here
Live webcast:	Click here
Dial toll free:	1-888-510-2154 or 1-437-900-0527
Conference Call ID:	51154

The accompanying slideshow will also be available in PDF format on the 'Presentations' page of the Wheaton Precious Metals website before the conference call. The conference call will be recorded and available until August 15, 2025 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-660-6345
Dial from outside Canada or the US:	1-289-819-1450
Pass code:	51154 #
Archived webcast:	Click here

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions.

View original content:https://www.prnewswire.com/news-releases/wheaton-precious-metals-to-release-2025-second-quarter-results-on-august-7-2025-302500450.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2025/08/c4955.html

%CIK: 0001323404

For further information: For further information: Investor Contact, Emma Murray, Vice President, Investor Relations, Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:00e 08-JUL-25